OKYO Pharma Ltd.

Martello Court

Admiral Park

St. Peter Court

Guernsey GY1 3HB

      January 12, 2023

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	OKYO Pharma Ltd.
Registration Statement on Form F-1/A
File No. 333-268675

Ladies and Gentlemen:

OKYO Pharma Ltd. (the “Company”) hereby respectfully withdraws its request, dated January 10, 2023, that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Thursday, January 12, 2023. The Company intends to submit a revised acceleration request at a later date.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 if there are any question with respect to this request.

Thank you,

OKYO PHARMA LTD.

By:	/s/ Gary S. Jacob
Name:	Gary S. Jacob
Title:	Chief Executive Officer

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